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                    AHOLD ANNOUNCES LARGE NEW US ACQUISITION


Ahold acquires control of Giant Food Inc. with sales of USD 4.2 billion

- Giant Food Inc. operates 176 supermarkets, prominent in Washington and
  Baltimore

- Acquisition is perfect fit with Ahold USA (1997 sales of USD 14.3 billion)

- Considerable synergies with Ahold's existing operations

- Tender offer at USD 43.50 per share to be made for all of Giant Food Inc.'s outstanding non-voting shares

- Considerable contribution to growth of Ahold's earnings per share


Zaandam, The Netherlands/Landover, Maryland. USA, May 19, 1998 - Royal Ahold, the international food retailer, and the holding company 1224 Corporation today signed an agreement for the purchase by Ahold of all the Class AC voting shares in Giant Food Inc. held by the 1224 Corporation at a price per share of USD
43.50. Ahold has also reached agreement, subject to contract, to acquire for the aggregate amount of USD 100 million all the Class AL voting shares currently owned by J. Sainsbury USA Holdings Inc., a subsidiary of the British supermarket company J. Sainsbury plc., London, UK. Sainsbury will also tender its 11.8 million class A non-voting shares in Giant Food Inc.

Headquartered in Landover, Maryland, Giant Food Inc. is the prominent supermarket company in the Washington D.C. metropolitan area with sales of USD
4.2 billion in its fiscal year ended February 28, 1998.

Upon completion of the purchase of the Class AC voting shares and Class AL voting shares, Ahold will be entitled to appoint all nine members of Giant Food Inc.'s Board of Directors. As a result, Ahold will have full control of Giant Food Inc.



-----------------------
Not for publication:
Invitation to a press conference this evening, Tuesday, May 19, at 19.00 hours at Royal Ahold corporate headquarters in Zaandam, Albert Heijnweg 1. Details at end of press release.






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Full interaction of Giant Food Inc. within Ahold USA
----------------------------------------------------
Upon completion of the acquisition, Ahold intends to continue operating Giant Food Inc. as a separate operating company. Giant Food Inc. will be fully integrated within Ahold USA. Ahold USA achieved 1997 sales of USD 14.3 billion. Considerable synergy benefits among Ahold's current four US operating companies and Giant Food Inc. are anticipated.

Background to GIANT FOOD INC.'S capital structure
-------------------------------------------------
Giant Food Inc.'s capital structure consists of three classes of shares:

     - 125,000 shares of Class AC Voting Stock which elects five directors. All of the Class AC Voting Stock is owned by 1224 Corporation, a Delaware corporation created under the will of Israel Cohen who died in November 1995.

     - 125,000 shares of Class AL Voting Stock which elects four directors. All of the Class AL Voting Stock is owned by J. Sainsbury USA Holdings, Inc., which is a subsidiary of J. Sainsbury plc, London, England.

     - Approximately 59.9 million shares of Class A Non-Voting Stock which trades on the American Stock Exchange.

Tender offer for Giant Food Inc.'s Class A Non-Voting Stock
-----------------------------------------------------------
Ahold will now commence a tender offer for all the outstanding Class A Non-Voting Stock -- approximately 59.9 million shares -- at the same price of USD 43.05 per share. This represents an amount of approximately USD 2.6 billion, which is a premium of approximately 14% over Giant Food Inc.'s closing share price on May 18, 1998.

Regulatory Approval
-------------------
Completion of the acquisition by Ahold of the AC voting stock held by the 1224 Corporation and the AL voting stock held by Sainsbury as well as the A non-voting stock is subject to a number of conditions, including the obtaining of the necessary regulatory approvals.

Positive impact on growth of earnings per Ahold share
-----------------------------------------------------
Ahold intends to finance the transaction initially through a bridge loan and an existing facility, and to refinance the transaction in due course by an equity issue. Ahold's acquisition of Giant Food Inc. is expected to be non-dilutive to Ahold's earnings per share growth in the first year following the acquisition, and significantly enhancing thereafter. Ahold reconfirms its previously-expressed expectation that net earnings and earnings per share in 1998 will be significantly higher than in 1997. Upon completion of the transaction, Ahold will operate over 1,000 supermarkets and other stores in the United States with annualized sales approaching USD 20 billion.

Giant Food Inc. well-known in US
--------------------------------
Headquartered in Landover, Maryland, Giant Food Inc. is one of the best-known supermarket companies in the United States. The company employs 28,000 people and operates 176 stores, predominantly Superstores and conventional supermarkets in the District of Columbia and five states: Maryland (and the city of Baltimore in particular), Delaware, New Jersey, Pennsylvania and Virginia. For the 53-week year ended February 28, 1998, Giant had sales of USD 4.2 billion and net income of USD 71.2 million. Giant Food Inc. is unrelated to Ahold's Carlisle, PA-based Giant Food Stores subsidiary acquired in 1981.

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STRATEGIC BENEFITS FOR AHOLD USA AND GIANT
Both Ahold USA and Giant Food Inc. foresee significant benefits from the combination in terms of operating synergies, exchange of best practices and margin improvement. As a result, both companies will be able to strengthen customer service while jointly accelerating growth. Upon completion of the transaction, Giant Food Inc. will be fully consolidated for accounting purposes with the rest of Ahold's consolidated operations.



AHOLD'S WORLDWIDE ANNUALIZED SALES TO APPROACH USD 35 BILLION
Including recent Latin American investments and upon completion of the acquisition of Giant Food Inc., Ahold's worldwide operations will generate consolidated annualized sales of approximately USD 35 billion.


REMARKS BY AHOLD PRESIDENT & CEO CEES VAN DER HOEVEN
'Our US strategy continues to move forward as another prominent supermarket company reinforces our market coverage and growth prospects. Giant Food Inc. is an excellent company with a strong consumer franchise and a high-quality operating base. Giant is highly compatible with our other US companies and as part of Ahold USA will significantly accelerate its development, benefiting all our US customers. We have been following Giant Food Inc. for some time and are delighted to be able to integrate them into our US operations. The acquisition is a perfect fit with our existing US organization and is fully in line with our long-term strategic objectives.'


REMARKS BY PETE MANOS, PRESIDENT & CEO OF GIANT FOOD INC.
'For many years, we have watched the growth and success of Ahold with great admiration. The sale of all Giant's voting stock to such a fine organization as Ahold with a consistent record of integrity, good employee and community relations and service to customers safeguards the continuity of our company. Ahold has a clear, long-term vision for growth and the capacity and skills to achieve its goals. We believe joining forces with Ahold will greatly benefit Giant Food Inc.'s customers, associates and shareholders. The internal synergy with Ahold's four existing operating companies in the US appeals to us and will considerably reinforce our ability to compete. We are delighted to team up with Ahold.'


REMARKS BY ROBERT ZWARTENDIJK, PRESIDENT & CEO OF AHOLD USA
'We are happy to welcome Giant Food Inc. into the Ahold USA family. Geographically, it is the perfect, natural fit to our existing operations along the eastern seaboard. Strategically, Giant Food Inc. adds critical mass and highly-developed food retailing expertise. Locally, Giant Food Inc. has long been a highly respected supermarket company enjoying a healthy reputation for quality, innovation and customer service. It's a win-win situation for both companies and their customers!'
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GIANT FOOD INC.
Giant Food Inc. operates stores in three formats: newer, larger Superstores averaging 53,000 sq.ft.; older superstores in the 44,000 sq.ft. range; and conventional supermarkets of around 30,000 sq.ft. They offer a full line of dry groceries, meat, produce, seafood, flowers, prepared foods and household/non-food items. The company carries about 1,500 private label products and manufactures its own branded products for sale at its stores, including baked goods, dairy products, ice cream and soft drinks. Giant Food Inc. also operates three drugstores and its Giant Realty subsidiary manages 29 shopping centers and coordinates the development of new stores. The company was formed in 1935, opened its first store a year later and went public in 1959.

AHOLD USA
Ahold has been active in the US market since 1977 and now ranks among the top food retailers in the United States with 830 stores and 1997 sales of USD 14.3 billion. The company is making substantial progress in developing synergies among its chains, benefiting its US customers. Private label products are purchased jointly and IT systems, distribution, construction and administrative processes are being integrated. Ahold USA's four operating companies are: Stop & Shop, with 1997 sales of USD 5.5 billion, operates 187 superstores and supermarkets in New England. Giant Food Stores (including Edwards), with 1997 sales of USD 3.2 billion, operates 144 supermarkets in New Jersey, New York, Pennsylvania, Maryland, Virginia and West Virginia. Tops Markets (including Finast), with 1997 sales of USD 2.8 billion, operates 236 stores mainly in New York and Ohio in and around the cities of Buffalo, Rochester and Cleveland. And BI-LO, with 1997 sales of USD 2.8 billion, operates 263 stores in North and South Carolina, Tennessee and Georgia. Stop & Shop was acquired by Ahold in 1996, Giant Food Stores in 1981, Tops Markets in 1991 and BI-LO in 1977. Since their acquisition by Ahold, the companies have maintained their identity and grown significantly.

ROYAL AHOLD
Royal Ahold is a rapidly growing international food retailer with leading supermarket chains in the United State, Europe, Latin America and Asia, Headquartered in The Netherlands, the company operates worldwide over 3,200 supermarkets, hypermarkets and specialty stores in 17 countries. Sales for 1997 amounted to approximately USD 26 billion, operating results totaled about USD 900 million and net earnings of approximately USD 467 million were achieved. Ahold employs almost 220,000 people and serves about 20 million customers world-wide every week. Ahold shares are listed on the AEX Stock Exchange, the Swiss Exchange and, in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange.

EDITORIAL NOTE:
A press conference will be held at 19.00 hours this evening at Royal Ahold corporate headquarters, Albert Heijnweg 1, Zaandam, The Netherlands, tel.:+31 75 659 9111, fax: +31 75 659 8360. You will also be receiving additional information on Giant Food Inc. during the press conference from Cees van der Hoeven, President & CEO of Ahold, and Michiel Meurs, Chief Financial Officer.
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Ahold Corporate Communications:
Hans Gobes, Senior Vice President Corporate Communications tel: +31 75 659 5665 (office), +31 23 527 0456 (after office hours)
Jan Hol, Vice President Public Relations, tel: +31 75 659 5720 (office),
+31 318 523 789 (after office hours).